FORM 6K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 001-31522

Eldorado Gold Corporation
(Translation of registrant’s name into English)

Suite 920 - 1055 West Hasting Street Vancouver, British Columbia V6E 2E9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELDORADO GOLD CORPORATION

Date: March 13, 2003	/s/ Dawn Moss Dawn Moss, Corporate Secretary

NEWS RELEASE TSX: ELD AMEX: EGO	ELDORADO No. 03-04 March 13, 2003

Eldorado Gold Added to S&P/TSX Composite Index

VANCOUVER, BC – Paul N. Wright, President and Chief Executive Officer of Eldorado Gold Corporation (the “Company” or “Eldorado” or “we”) is pleased to announce that effective March 21, 2003 Eldorado will be added to the S&P/TSX Composite Index (“Index”) and the Global Industry Classification Standard Sector — Material, Gold.

The Index is used by the financial community at large as a broad indicator of market activity for the largest companies on the Toronto Stock Exchange.

“The addition of Eldorado to the Index is an important milestone in our Company’s growth,” commented Paul N. Wright. ” Being a part of the Index will help us to broaden our shareholder base and provide added visibility as we continue with our plan of controlled, profitable and sustainable growth”.

The Annual Meeting of Shareholders of the Company will be held in Vancouver on Wednesday, April 30, 2003 at 3:00 p.m.

Eldorado is a gold producing and exploration company with gold assets in Brazil and Turkey; two countries that we believe have substantial geological potential. With our international expertise in mining, finance and project development, together with highly skilled and dedicated staff, we believe that Eldorado is well positioned to grow in value as we create and pursue new opportunities.

ON BEHALF OF
ELDORADO GOLD CORPORATION

“Paul N. Wright”

Paul N. Wright
President and Chief Executive Officer

Certain of the statements made may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding the expectations and beliefs of management. We do not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities.

Eldorado Gold Corporation’s shares trade on the Toronto Stock Exchange (TSX: ELD) and the American Stock Exchange (AMEX: EGO). The TSX has neither approved nor disapproved the form or content of this release.

Contact Nancy E. Woo, Manager Investor Relations Phone: 604.601.6650 or 1888.353.8166 Fax: 604.687.4026 Email nancyw@eldoradogold.com Request for information packages: info@eldoradogold.com	Eldorado Gold Corporation 920-1055 W. Hastings St., Vancouver, BC V6E 2E9 Web site: www.eldoradogold.com